Saipem

Eni

RECEIVED

2008 JUN 10 A 5:37

Via Martiri di Cefalonia 67
20097 San Donato Milanese (MI)
Telex: 310246 Eni-Saipem
Fax: 02/52044415
Tel. centralino: 02/5201

Società per Azioni
Sede Legale in San Donato Milanese
Via Martiri di Cefalonia 67
Capitale Sociale Euro 441.410.900 i.v.
Registro delle Imprese di Milano, Codice Fiscale 00825790157
Partita IVA: 00825790157
R.E.A. Milano n. 788744

Società soggetta all'attività di direzione
e coordinamento dell'Eni S.p.A.

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

08003110

Rif./Prot. SEGR/ 277
San Donato M.se, June 3, 2008

SUPPL

Re: Saipem S.p.A. - File No. 82.4776

Dear Sirs,

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Saipem Press Release dated 4th April 2008
- Saipem Press Release dated 7th April 2008
- Saipem Press Release dated 23rd April 2008
- Saipem Press Release dated 28th April 2008
- Saipem Press Release dated 30th April 2008
- Saipem Press Release dated 13th May 2008
- Saipem Press Release dated 28th May 2008

PROCESSED
JUN 11 2008
THOMSON REUTERS

Each document indicates the file number in the upper right hand corner of each unbound page.

If you have any questions or comments or require further information, please contact Mr. Alessandro Bernini, telephone number -- (2) 52034293 or Mr. Michele Nebbioli, telephone number -- (2) 52054276.

Yours faithfully,

Saipem S.p.A.
Chief Financial Officer
(Alessandro Bernini)

dlw 6/10

LLOYD'S REGISTER QUALITY ASSURANCE ISO9001

UKAS QUALITY MANAGEMENT 001

Saipem

Eni

Saipem: annual corporate governance report now available

San Donato Milanese (Milan), 4 April 2008 – Saipem wishes to announce that its annual corporate governance report is available to the public at the Saipem's and Borsa Italiana's offices, and can be downloaded from the company's website www.saipem.eni.it

Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Saipem

Eni

Saipem Press Release

(pursuant to the art. 144 *octies* , 2nd paragraph, and art. 66 – Issuers Regulations)

San Donato Milanese (Milan), 7 April 2008 – With reference to item seven on the Agenda of the Shareholders' meeting (Appointment of the Board of Statutory Auditors) to be held on 21 April 2008 at 10:00 hrs (first summons), or, on 28 April 2008 at 10:00 hrs (second summons), we inform that only one slate was submitted within the deadline for the submission of slates of candidates, as provided by Article 27 of the Company By-Laws and Article 144 – *sexties,* fourth paragraph, of Issuers Regulations.

Therefore, pursuant to Article 144 – *octies,* second paragraph, of Issuers Regulations, all shareholders with voting rights representing at least 0.5% of share capital may submit, for five days from today, slates of candidates accompanied by the documents required by Article 27 of the Company By-Laws and Article 144 – *sexies,* third and fourth paragraphs, of Issuers Regulations.

Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Eni Saipem

A Joint Stock Company with Registered Office
In San Donato Milanese, Italy

Fully paid-up Share Capital
Euro 441,410,900
Fiscal Code and Milan Companies' Register
No. 00825790157
Switchboard: +39-025201
Fax +39-0252054295
www.saipem.eni.it

Saipem: Board of Directors approves interim report at March 31, 2008

- **Reported net profit for the first quarter of 2008 of €327 million.**
- **Net profit adjusted for the first quarter of 2008 of €147 million, a 44.1% increase compared to the first quarter of 2007.**
- **New contracts won during the first quarter amount to 2008 of €2,255 million; the backlog at March 31, 2008 stands at €15,409 million.**
- **Investments in the first quarter of 2008 of €422 million, compared to €249 million in the same period of 2007.**

San Donato Milanese, 23 April 2008 The Board of Directors of Saipem S.p.A. today reviewed the Saipem Group's interim report at March 31, 2008 (not subject to audit).

(million euro)

	Q1 2007 (1)	Q4 2007	Q1 2008	Q1 2008 vs Q1 2007
Revenues	2,085	2,355	2,236	7.2
Operating profit	172	227	230	33.7
Net profit adjusted	102	(2) 149	147	44.1
Net profit	102	(2) 160	327	220.6
Cash flow adjusted	170	(2) 225	228	34.1
Investments	249	809	422	69.5
New contracts	2,288	4,402	2,255	

(1) *figures have been restated to reflect the effects of disposals of Camom, Haldor Topsøe and GTT and the classification of Fertinitro as "Net assets available for disposal";*
(2) *figures have been restated to reflect the effects of the classification of Fertinitro as "Net assets available for disposal.*

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore sectors, and, to a lesser extent, in the Drilling sector, are not consistent over time, as they are influenced not only by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years or extrapolation of figures from a single quarter to the entire year.

Investments in the first quarter of 2008 amounted to €422 million (€249 million in the first quarter of 2007) and mainly related to:

- €190 million in the Offshore sector relating to the construction of a new pipe lay vessel, the conversion of a tanker into an FPSO unit due to operate for Sonangol P&P in Angola, the development of a new fabrication yard in Indonesia, capex to strengthen the operating bases/yards in West Africa, Kazakhstan and Saudi Arabia, and maintenance and upgrading of the existing asset base;
- €146 million in the Offshore Drilling sector, relating to the construction of two semi-submersible rigs, a new ultra-deep water drillship and a jack-up, in addition to maintenance and upgrading of the existing asset base;
- €67 million in the Onshore Drilling sector for the upgrading of existing assets and the construction of six rigs, for which long-term contracts have already been secured;
- €19 million in the Onshore sector for maintenance and upgrading of the existing asset base.

During the quarter, Saipem agreed with the Yantai Raffles Yard, which is building the new pipelayer as well as a new semi-submersible drilling rig, to transfer some of the resources working on the pipelayer to the drilling rig, in order to ensure its delivery in the fourth quarter of 2009 for the execution of a five-year contract already secured; delivery of the pipe lay vessel is now expected in the third quarter of 2010.

Net financial debt at March 31, 2008 amounted to €1,635 million, representing a decrease of €59 million from December 31, 2007, attributable mainly to proceeds from the disposal of GTT.

New contracts and backlog

During the first quarter of 2008, Saipem was awarded new contracts amounting to €2,255 million (compared to €2,288 million in the first quarter of 2007).
The most significant orders awarded in the first quarter include:

Offshore:

- for Elf Petroleum Nigeria (Total), the Usan EPIC (Engineering, Procurement, Installation, Construction) project for the subsea development of the Usan deepwater field, located approximately 160 km south of Port Harcourt in Nigeria;
- for OLT Offshore LNG Toscana, the conversion of the gas carrier vessel Golar Frost, provided by the client, into a floating LNG (Liquefied Natural Gas) regassification terminal off the coast of Livorno, Italy.
- for Total Exploration & Production Congo, the expansion of the Djeno terminal on the Moho Bilondo field in Congo;
- for Nexen, the transport and installation of a new platform in the Buzzard field (UK);
- for Rashid Petroleum Company, the transport and installation of subsea pipelines for the Rosetta Phase III project in Egypt;
- for Cairn Energy, the installation of four pipelines for the Ravva Block Pipeline project in India;
- for Statoil Hydro Petroleum AS, the transport and installation of a module for the Troll C platform, in Norway.

Offshore Drilling:

- for Saudi Aramco, the three-year charter of the jack-up Perro Negro 7 in Saudi Arabia.

Onshore Drilling:

- for Total Italia SpA, the two-year lease of a new drilling rig in Italy;
- for Eni Exploration & Production, the 15-month lease of a rig in Italy;
- for Saudi Aramco, the one-year lease of two rigs in Saudi Arabia.

Saipem Group's backlog at March 31, 2008 stands at a record level of €15,409 million.

Disposal of non-core assets

As previously announced, during the first quarter the sale of the 30% holding in Gaztransport & Technigaz S.A. ("GTT") was finalized for the price of €310 million. Negotiations for the disposal of the 20% holding in Fertinitro are progressing.

Management outlook for 2008

Market conditions are expected to remain favourable for the rest of 2008 for the Construction and Drilling sectors, both Onshore and Offshore.

Global spending by the oil industry is expected to remain high in the medium term, enabling an increase in oil and gas production to meet expected growth in demand.

In light of this positive market scenario, Saipem has set itself the objective of combining rapid growth in order to strengthen its market position with financial results that compare favourably with those of its peers.

As previously announced, capital expenditure for 2008 is expected to be in the region of €1,600 million. Additional investments may be made in relation to business opportunities in the leased FPSO and drilling segments, or local content initiatives.

With regard to financial performance, the devaluation of the US dollar - the currency in which approximately 70% of revenues are denominated – has had a negative impact on results due to the translation into Euro of revenues and profit originally denominated in US dollars. Taking into account both contracts in the backlog which have already been hedged, and those to be awarded, for Saipem the average Euro/US dollar exchange rate, which in 2007 was 1.34 and at the beginning of the year was estimated for 2008 at 1.41, is now expected, following further devaluation of the US dollar, to average 1.45. This will negatively impact 2008 revenues by approximately €550 million (against €400 million estimated at the beginning of the year) and operating profit by approximately €55 million (against €40 million estimated at the beginning of the year).

Moreover, to compare data for 2008 with those of 2007, the latter need to be restated to reflect the effects associated with the disposal of non-core assets.

However, the positive performance of projects under execution allow management to confirm its expectation of increasing operating income and net profit adjusted in 2008 by at least 20% on the restated 2007 figures, with revenues in the region of €10 billion.

This press release containing the consolidated results of the first quarter of 2008 (not subject to audit) constitutes the Interim Report pursuant to article 154-ter of Law 58/98. Economic and financial data have been prepared in compliance with the criteria set by the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and adopted by the European Commission, in accordance with art. 6 of EC Regulation no. 1606/2002 by the European Parliament and Council of Ministers on July 19, 2002.
Data pertaining to the Income Statement refer to the first quarter of 2008 and the first and fourth quarters of 2007. Balance sheet data refer to March 31, 2008 and December 31, 2007. Financial tables match those contained in the Half-year and Annual Financial Report.

Saipem's Chief Financial Officer, Mr Alessandro Bernini is the Senior Manager in charge of preparing the company's financial reports. He attests, pursuant to article 154 bis, paragraph 2, of Law 58/98, that the information contained in this press release fully matches the accounting records, books and entries.

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in areas where the Group operates, and actions by competitors. Moreover, contract execution is also subject to variables outside the company's control, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

Contact details
Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Analysis by business sector

Offshore:

(million euro)

	Q1 2007	Q4 2007	Q1 2008	Q1 2008 vs Q1 2007
Revenues	843	832	856	1.5
Expenses	(722)	(684)	(703)	(2.6)
Depreciation and amortisation	(37)	(40)	(39)	5.4
Operating profit	84	108	114	35.7
EBITDA %	14.4	17.8	17.9	
EBIT %	10.0	13.0	13.3	
New orders awarded	1,065	743	1,581	

The backlog as at March 31, 2008 amounted to €4,940 million, of which €1,883 million are to be realised in 2008.

- Revenues for the first quarter of 2008 amounted to €856 million, representing a 1.5% increase compared to the same period of 2007, mainly due to higher levels of activity in West and North Africa, and in Kazakhstan.

- Operating profit for the first quarter of 2008 amounted to €114 million, equal to 13.3% of revenues, versus €84 million, equal to 10% of revenues, in the first quarter of 2007. This increase in margin is attributable to improved contract conditions and strong operational performance.

Onshore:

(million euro)

	Q1 2007 (1)	Q4 2007	Q1 2008	Q1 2008 vs Q1 2007
Revenues	1,073	1,328	1,173	9.3
Expenses	(1,016)	(1,251)	(1,102)	8.5
Depreciation and amortisation	(10)	(13)	(12)	20.0
Operating profit	47	64	59	25.5
EBITDA %	5.3	5.8	6.1	
EBIT %	4.4	4.8	5.0	
New orders awarded	1,097	2,094	464	

(1) *figures have been restated to reflect the effects of the disposals of Camom and Haldor Topsøe.*

The backlog as at March 31, 2008 amounted to €6,294 million, of which €3,012 million are to be realised in 2008.

- Revenues for the first quarter of 2008 amounted to €1,173 million, representing a 9.3% increase compared to the same period of 2007, attributable mainly to increased activity in the Middle East.

- Operating profit for the first quarter of 2008 amounted to €59 million, versus €47 million in the first quarter of 2007, with a margin on revenues rising from 4.4% to 5%. This increase in margin is attributable to strong operational performance and improved contract conditions.

Offshore Drilling

(million euro)

	Q1 2007	Q4 2007	Q1 2008	Q1 2008 vs Q1 2007
Revenues	98	113	117	19.4
Expenses	(52)	(57)	(57)	9.6
Depreciation and amortisation	(15)	(16)	(17)	13.3
Operating profit	31	40	43	38.7
EBITDA %	46.9	49.6	51.3	
EBIT %	31.6	35.4	36.8	
New orders awarded	72	1,250	131	

The backlog as at March 31, 2008 amounted to €3,485 million, of which €271 million are due to be realised in 2008.

- Revenues for the first quarter 2008 amounted to €117 million, representing a 19.4% increase on the same period of 2007, attributable mainly to increased activity by the semi-submersible platform Scarabeo 6, as well as to higher contractual rates.

- Operating profit for the first quarter of 2008 amounted to €43 million, versus €31 million in the first quarter of 2007, with a margin on revenues rising from 31.6% to 36.8%. This growth both in absolute terms and in terms of profitability is due to higher margins on rates and increased utilisation of rigs.

- Vessel utilisation in the first quarter 2008 was as follows:

Vessel	*Q1 2008 – days*		*2008 - days*
	under contract	*idle*	*expected to be idle*
Semi-submersible platform Scarabeo 3	91	–	–
Semi-submersible platform Scarabeo 4	91	–	81 a
Semi-submersible platform Scarabeo 5	91	–	92 a
Semi-submersible platform e Scarabeo 6	91	–	–
Semi-submersible platform Scarabeo 7	91	–	92 a
Drillship Saipem 10000	91	–	–
Jack-up Perro Negro 2	91	–	16 a
Jack-up Perro Negro 3	20	71 a	132 a
Jack-up Perro Negro 4	91	–	15 a
Jack-up Perro Negro 5	91	–	46 a

a = the vessel underwent / is expected to undergo class reinstatement works.

Onshore Drilling:

(million euro)

	Q1 2007	Q4 2007	Q1 2008	Q1 2008 vs Q1 2007
Revenues	71	82	90	26.8
Expenses	(55)	(60)	(63)	14.5
Depreciation and amortisation	(6)	(7)	(13)	116.7
Operating profit	10	15	14	40.0
EBITDA %	22.5	26.8	30.0	
EBIT %	14.1	18.3	15.6	
New orders awarded	54	315	79	

The backlog as at March 31, 2008 amounted to €690 million of which €232 million are due to be realised in 2008.

- Revenues for the first quarter of 2008 amounted to €90 million, representing a 26.8% increase compared to the same period of 2007, due mainly to the start of operations of new rigs in South America.

- Operating profit for the first quarter of 2008 amounted to €14 million, versus €10 million in the first quarter of 2007, with a margin on revenues rising from 14.1% to 15.6%. This growth both in absolute terms and in terms of profitability is due to higher margins on rates.

- When comparing the first quarter of 2008 with the fourth quarter of 2007, it is worth noting that, in the first quarter of 2008, reduced revenues of €7 million were generated for ancillary services, which were more than compensated for by revenues generated by the start of operations during the quarter of 8 new rigs, which also resulted in increased amortisation.

- Average utilisation of rigs in the first quarter of 2008 stood at 93.9% (97.3% in the same period of 2007). Rigs were located as follows: 13 in Peru, 18 in Venezuela, 10 in Saudi Arabia, 7 in Algeria, 3 in Kazakhstan, 2 in Italy, 1 in Trinidad & Tobago and 1 in Egypt. In addition, 5 third-party rigs were deployed in Peru, 3 by the joint-venture company SaiPar and two third-party rigs in Kazakhstan.

Attachments:

- Reclassified consolidated balance sheet, reclassified consolidated income statements by nature and destination of costs and reclassified statement of cash flow;
- following the disposals of *Camom, Haldor Topsøe and GTT, and the reclassification of Fertinitro to "Net assets available for disposal"*: data used for restatement purposes.

DATA PERTAINING TO CAMOM, HALDOR TOPSØE, GTT AND FERTINITRO ELIMINATED FROM COMPARATIVE DATA IN ORDER TO PROVIDE A RESTATEMENT

(million euro)

Q1 2007	Q4 2007		2007
105	–	Revenues	212
7	–	Operating profit	15
13	9	Net profit	45
15	9	Cash flow	50
3	–	Investments	8
80	–	New orders awarded	166

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(million euro)

	December 31, 2007		March 31, 2008	
Net tangible fixed assets		3,562		3,833
Net intangible fixed assets		750		752
		4,312		4,585
- Offshore	2,114		2,236	
- Onshore	484		482	
- Offshore Drilling	1,395		1,509	
- Onshore Drilling	319		358	
Financial investments		47		49
Non-current assets		**4,359**		**4,634**
Net current assets		**(402)**		**(332)**
Net assets available for disposal and associated net financial debt		**203**		**89**
Employee termination indemnities		**(167)**		**(169)**
CAPITAL EMPLOYED		**3,993**		**4,222**
Shareholders' equity		**2,295**		**2,583**
Minority interest in net equity		**4**		**4**
Net debt		**1,694**		**1,635**
COVER		**3,993**		**4,222**
Leverage (net debt/shareholders' equity)		**0.74**		**0.63**
SHARES ISSUED AND OUTSTANDING		**441,410,900**		**441,410,900**

RECLASSIFIED CONSOLIDATED INCOME STATEMENT
BY
NATURE OF COSTS

(million euro)

Q4 2007 (*)		Q1 2007 (*)	Q1 2008
2,355	Operating revenues	2,190	2,236
5	Other revenues and income	2	3
(1,663)	Purchases, services and other costs	(1,616)	(1,590)
(394)	Payroll and related costs	(327)	(338)
303	**GROSS OPERATING PROFIT**	**249**	**311**
(76)	Depreciation and amortisation	(70)	(81)
227	**OPERATING PROFIT**	**179**	**230**
(23)	Financial expenses	(30)	(25)
32	Income from investments	13	2
236	**INCOME BEFORE INCOME TAXES**	**162**	**207**
(65)	Income taxes	(47)	(60)
171	**INCOME BEFORE MINORITY INTEREST**	**115**	**147**
(2)	Minority interest	–	–
169	**NET PROFIT ADJUSTED**	**115**	**147**
–	Capital gain from the disposal of non-core assets	–	185
–	Tax charge	–	(5)
169	**NET PROFIT**	**115**	**327**
245	**CASH FLOW (Net profit + Depreciation and amortisation)**	**185**	**408**

(*) data were not restated

RECLASSIFIED CONSOLIDATED INCOME STATEMENT
BY
DESTINATION OF COSTS

(million euro)

Q4 2007 (*)		Q1 2007 (*)	Q1 2008
2,355	Operating revenues	2,190	2,236
(2,031)	Production costs	(1,919)	(1,916)
(15)	Idle costs	(14)	(15)
(29)	Selling expenses	(26)	(28)
(4)	Research and development costs	(5)	(3)
(4)	Other operating income (expenses), net	–	2
272	**CONTRIBUTION FROM OPERATIONS**	**226**	**276**
(45)	General and administrative expenses	(47)	(46)
227	**OPERATING PROFIT**	**179**	**230**
(23)	Financial expenses	(30)	(25)
32	Income from investments	13	2
236	**INCOME BEFORE INCOME TAXES**	**162**	**207**
(65)	Income taxes	(47)	(60)
171	**INCOME BEFORE MINORITY INTEREST**	**115**	**147**
(2)	Minority interest	–	–
169	**NET PROFIT ADJUSTED**	**115**	**147**
–	Capital gain from the disposal of non-core assets	–	185
–	Tax charge	–	(5)
169	**NET PROFIT**	**115**	**327**
245	**CASH FLOW (Net profit + Depreciation and amortisation)**	**185**	**408**

(*) data were not restated

RECLASSIFIED STATEMENT OF CASH FLOW

(million euro)

Q4 2007		Q1 2007	Q1 2008
169	Net profit	115	327
2	Minority interest	–	–
	Adjustments to reconcile cash generated from operating income before changes in working capital:		
64	Depreciation, amortisation and other non-monetary items	76	(81)
250	Variation in working capital relating to operations	44	(24)
485	**Net cash flow from operations**	**235**	**222**
(817)	Investments in tangible and intangible fixed assets	(252)	(422)
17	Disposals	1	280
(315)	**Free cash flow**	**(16)**	**80**
–	Buy-back of treasury shares	–	(15)
–	Cash flow from share capital and reserves	–	–
55	Effect of exchange rate differences and other changes on net debt	(4)	(6)
(260)	**Change in net debt**	**(20)**	**59**
1,434	**Net debt at beginning of period**	**1,417**	**1,694**
1,694	**Net debt at end of period**	**1,437**	**1,635**

Saipem

Eni

Shareholders' Meeting approves the 2007 Financial Statements and appoints the Board of Directors and the Board of Statutory Auditors

It also approved:

- **A dividend of Euro 0.44 euro per ordinary share and Euro 0.47 per savings share**
- **The 2008 Stock Option Plan**
- **The buy-back of up to 1,700,000 treasury shares for allocation to the 2008 Stock Option Plan**

San Donato Milanese (Milan), 28 April 2008 - Today, Saipem's Shareholders' Meeting approved the 2007 Statutory Financial Statements and the distribution of a dividend of Euro 0.44 per ordinary share (Euro 0.29 in 2006) and Euro 0.47 per savings share (Euro 0.32 in 2006).

Dividends will be paid from May 22, 2008; ex-date: May 19, 2008.

The Shareholders' Meeting also:

- appointed Board Directors for the years 2008, 2009 and 2010, having set their number at nine: Pietro Franco Tali, Hugh James O'Donnell, Salvatore Sardo, Jacques Yves Léost, Marco Mangiagalli, Ian Wybrew–Bond (independent Director) Anna Maria Artoni, Luca Anderlini e Pierantonio Nebuloni (the last three having been put forward by minority Shareholders);

- appointed the following Statutory Auditors: Fabrizio Gardi, Adriano Propersi and Fabio Venegoni (proposed by minority Shareholders) and the following Alternate Auditors: Giulio Gamba and Alberto De Nigro (proposed by minority Shareholders);

- appointed Fabio Venegoni as Chairman of the Board of Statutory Auditors.

A brief CV of the new Directors and Statutory Auditors will be posted on Saipem's website www.saipem.eni.it

Saipem

The Shareholders' Meeting approved the 2008 Stock Option Plan and authorised the Board of Directors to buy back, over a period of 18 months, up to 1,700,000 treasury shares, equal to 0.38% of the share capital for allocation to the Stock Option Scheme. The share price may not be lower than their nominal value but not higher than 5% of the reference price on the trading day preceding each purchase, and the overall amount may not exceed Euro 58,000,000.

The programme for the buy-back of a maximum of 2,500,000 treasury shares, approved by the Shareholders' Meeting on April 30, 2007, closed on February 27, 2008; no. 1,295,300 treasury shares, which represent the exact number of shares needed to implement the Incentive Plan, equal to 0.29% of the share capital, were bought back for a total amount of Euro 33,360,475 (an average of Euro 25.755 per share).

Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Saipem

Eni

The Board of Directors appoints Pietro Franco Tali as Chairman and CEO and Hugh James O'Donnell as Managing Director (COO)

San Donato Milanese (Milan), April 30 2008 – The Board of Directors of Saipem S.p.A., appointed by the Shareholders' Meeting of April 28 2008, convened today to appoint the Chairman and Managing Director. Pietro Franco Tali was appointed Chairman and CEO and Hugh James O'Donnell Managing Director for Operations (COO).

A brief CV of Pietro Franco Tali and Hugh James O'Donnell has been posted on Saipem's website www.saipem.eni.it.

Saipem, 43% owned by Eni S.p.A., is organised into three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deep waters. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large-scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Mr. Salvatore Colli
Tel.: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

The Board of Directors approves

the Project for the Merger by incorporation of Snamprogetti

San Donato Milanese (Milan), May 13, 2008 - Today, the Board of Directors of Saipem S.p.A. has approved the Project for the Merger by incorporation of Snamprogetti S.p.A. into Saipem S.p.A., as part of the process for the rationalization of the Group holding structure.

The Project for the Merger also includes Saipem Projects S.pA. and Ecos S.r.l.

The companies to be merged are, directly or indirectly, 100% owned by Saipem S.p.A. Specifically, Saipem bought 100% of Snamprogetti's share capital from Eni S.p.A. in March 2006. Since then, it has completed the integration of operational activities of the two companies.

Snamprogetti's share capital is currently owned by Saipem Projects, which, in turn, is fully owned by Saipem. Furthermore, Snamprogetti holds the entire share capital of Ecos.

All of the companies to be merged are fully owned (directly or indirectly) by Saipem; this allows for the application of the streamlined merger procedure pursuant to art. 2505 of the Italian Civil Code, according to which the merger is to be approved by the Companies' respective Boards of Directors.

The objective of this operation is to rationalise the holdings of the Saipem Group and improve management efficiency.

The merger will have no financial or economic impact on the Group's consolidated financial statements and will be carried out based on the financial statements at December 31, 2007, approved by the respective shareholders' meetings of the companies involved.

Since Saipem is the sole shareholder of the companies to be merged, no financial evaluation was carried out to determine their share exchange ratio, and no Saipem shares will be allocated. Through the merger, shares and quotas issued by the companies to be merged will be cancelled.

Operations by the companies to be merged will be posted to the financial statements of Saipem S.p.A. from January 1, 2008.

The merger will not generate gains, or distribution thereof, and therefore it will have no fiscal impact for either Saipem S.p.A. or the companies to be merged.

The merger will have no impact on the shareholders structure or the corporate purpose of Saipem S.p.A., since this already includes that of the companies to be merged.

The merger shall close by September 2008, on the day the documents provided for by art. 2504 of the Italian Civil Code are lodged with the Register of Companies'.

Saipem, 43% owned by Eni S.p.A., is organised into three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas-related activities in remote areas and deep waters. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and execution of large-scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Saipem

Eni

Saipem awarded two offshore contracts worth USD 600 million

San Donato Milanese (Milan), 28 May 2008 – Saipem has been awarded two new offshore contracts in Egypt and Angola worth a total value of about USD 600 million.

Egypt

The first contract was awarded by the Burullus Gas Company for the subsea development of the Sequoia field, which straddles both the Rosetta and West Delta Deep Marine Concessions, located offshore from the Nile River Delta, about 130 kilometres northeast of Alexandria, Egypt.

The contract encompasses the engineering, procurement, installation and commissioning (EPIC) of the subsea development system of the Sequoia field, in water depths ranging from between 70 and 570 metres, and of a new 22" gas-export pipeline. The marine activities will be carried out mainly by Saipem's highly specialised FDS vessel and will use different installation methods (J-lay and S-lay) to match the complexity of the operational environment, including both shallow and deep waters. The work will be completed in the second half of 2009.

Angola

The second contract, awarded by Total E&P Angola, is for the Block 17 Gas Export Project consisting of exporting Block 17 gas to Block 2 area for injection into two oil depleted reservoirs located off the Angolan shore, about 230 kilometres northwest of Luanda. Saipem's scope of work includes engineering, procurement, fabrication, transportation and installation of a new injection platform (Single Central Platform) weighting a total of 1500 tons, to be installed in water depth of 38 metres in the Block 2 area. The marine activities will be carried out by Saipem 3000 vessel in the second half of 2009.

Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

END